Exhibit (j)(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated July 30, 2018 with respect to the financial statements and financial highlights of Goehring & Rozencwajg Resources Fund, a portfolio of the Goehring & Rozencwajg Investment Funds, included in the Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, which is incorporated by reference in this Post-Effective Amendment No. 4 to the Registration Statement No. 333- 212686 on Form N-1A (the “Registration Statement”). We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the captions “Financial Highlights,” “Independent Registered Public Accounting Firm,” “Disclosure of Portfolio Holdings” and “Financial Statements.”

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

September 28, 2018